      Insurance & Financial Services

Norman L. Frohreich

President and Chief Executive Officer

FullCircle Registry, Inc.

161 Alpine Drive

Shelbyville, KY 40065-8878

Phone:  (502) 410-4500   Fax:  (502) 633-6163

May 5, 2011

Ms. Melissa N. Rocha

Accounting Branch Chief

Division of Corporate Finance

U. S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D. C. 20549

RE:

FullCircle Registry, Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed April 15, 2010

File No. 333-51918

Dear Ms. Rocha:

Thank you for your letter dated April 21, 2011 which timely addressed our request for a consent waiver under Regulation C, Rule 437 related to the audit of the fiscal year ended December 31, 2009. Based on the factors impacting us related to the 2009 audit specifically the registration status of the prior independent registered public accounting firm’s registration with the Public Company Accounting Oversight Board (PCAOB) being revoked effective April 8, 2011 and the information contained in your letter, we hereby acknowledge the following corrective actions:

•

We engaged the services of Morrill & Associates, LLP, a registered firm with the PCAOB, to conduct an audit of the financial statements for fiscal year ended December 31, 2009.

•

We have amended our Form 10-K filing by completing and filing via EDGAR our Form 10K/A which includes the audit opinion for 2009 completed by Morrill & Associates, LLP as well as an explanatory note providing details of Amendment #1 and updates to Item #8 and #18. Our Form 10K/A was filed effective May 5, 2011 via EDGAR.

We hereby acknowledge the following:

•

The Company is responsible for the adequacy and accuracy in the filing.

•

Staff comments or changes to disclosure in response to staff comments do not limit the Commission from taking any action with respect to the filing: and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at (574) 238-3699.

Sincerely:

/s/ Norman L. Frohreich

Norman L. Frohreich,

Chief Executive Office, FullCircle Registry, Inc